SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2010, incorporated by reference herein:
Exhibit
99.1
Release dated January 18, 2010, entitled “EXTENSION OF CAUTIONARY
ANNOUNCEMENT”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: January 19, 2009                                             By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or "the company")

Extension of cautionary announcement

Shareholders are referred to the announcement dated 2 December 2009 relating to the sale of a 60% interest in Blyvooruitzicht Gold Mining Company Limited, a wholly-owned subsidiary of DRDGOLD’s 74%-held operating subsidiary, DRDGOLD South African Operations (Pty) Limited, to Aurora Empowerment
Systems (Pty) Limited for a consideration of R296.2 million with effect from 1 December 2009 (“the sale”).

Shareholders are advised that the parties are engaging in discussions to refine the detailed terms of the sale and that they should therefore continue to exercise caution when trading in their DRDGOLD securities until a full announcement is made.

Randburg
18 January 2010

Sponsor
QuestCo Sponsors (Pty) Limited